ABSA

RECEIVED
2005 JUN -1 A 11:1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

26 May 2005

82-4569

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549-0302
USA


05008663

FAX: 09 1 202 942 9624

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: ABSA'S DMTN PROGRAMME

Attached please find a copy of a NOTICE OF Absa Group Limited's intention to increase the aggregate nominal amount of Absa Bank Limited's Domestic Medium Term Note Programme ("DMTN"), from ZAR2 000 000 000 to ZAR15 000 000 000.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully



W R SOMERVILLE
GROUP COMPANY SECRETARY

PROCESSED
JUN 08 2005
THOMSON FINANCIAL





Absa Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(JSE Code: ASA)(Issuer Code: AMAGB)
(ISIN : ZAE 000013389)
("Absa")

Notice of intention to increase the aggregate nominal amount of Absa Bank Limited's Domestic Medium-Term Note Programme from ZAR2 000 000 000 to ZAR15 000 000 000

In March 2004 Absa Bank Limited ("Absa Bank") established a ZAR2 000 000 000 Domestic Medium Term Note ("DMTN") Programme on the Bond Exchange of South Africa. In the light of current market conditions and future expected funding requirements, the board of directors of Absa Bank has approved the increase of the aggregate nominal amount of the DMTN Programme from ZAR2 000 000 000 to ZAR15 000 000 000. In accordance with the provisions of Condition 16 of the Terms and Conditions of the DMTN Programme, Absa Bank hereby gives notice of its intention to increase the aggregate nominal amount of its DMTN Programme from ZAR2 000 000 000 to ZAR15 000 000 000 with immediate effect.

The following people may be contacted at Absa Bank in respect of the increase in the size of the DMTN programme:

Bertus Korb – Absa Group Finance, Tel No: +2711 350 6912
or
Riaan Kemp – Absa Capital and Debt Markets, Tel No: +2711 350 8391

Issued by

Absa Group Limited - Investor Relations
4th floor, Absa Towers East, 170 Main Street, Johannesburg.
Tel: 2711 350-4061. Fax: 2711 350-6487
E-mail: willier@absa.co.za
yvonneos@absa.co.za